UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):

[ ] Form 10-K and Form 10-KSB              [ ]Form 20-F
[X] Form 10-Q and Form 10-QSB              [ ]Form N-SAR

For period ended: March 31, 2000

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                             -----------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant: ONHEALTH NETWORK COMPANY

Former Name if Applicable: IVI PUBLISHING, INC.

Address of Principal Executive Office (Street and Number):
     808 HOWELL STREET, SUITE 400, SEATTLE, WASHINGTON 98101

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         As previously disclosed, the Company is in the process of restating certain of its historical financial statements to adjust its treatment of certain employee stock option awards. As a result, the Company is not able to finalize the financial statements for its most recent quarter as certain elements of such financial statements are impacted by the results of these efforts.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    GARY J. KOCHER                (206)                  623-7580
------------------------   ------------------     ---------------------
      (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three month period ended March 31, 2000 will reflect a significant change from its results of operations for the same period in 1999. Net Revenue is expected to increase significantly over the same prior year period as a result of increased online revenue as well as increased services and communication revenue generated by our wholly-owned subsidiary Health Decisions International ("HDI"), which was acquired on November 29, 1999 and will be included in the consolidated financial statements in 2000. The net loss is expected to increase significantly from the prior year period as a result of the Company's increased sales and marketing efforts, growth in personnel, non-cash expenses related to business acquisitions that occurred in the third and fourth quarters of 1999 and the addition of the results of operations of HDI.

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                            ONHEALTH NETWORK COMPANY
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2000                          By:  /S/ RON STEVENS
                                                --------------------------------
                                                Name:  Ron Stevens
                                                Title:   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION -----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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